MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

January 6, 2020

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Form N-14 for MainStay Cushing Energy Income Fund

Dear Sir/Madam:

On behalf of MainStay Funds Trust (the “Registrant”), we are transmitting for filing with the Securities and Exchange Commission a Proxy Statement/Prospectus on Form N-14 (the “N-14”). The N-14 relates to the proposed reorganization of MainStay Cushing Energy Income Fund, a series of the Registrant, with and into MainStay CBRE Global Infrastructure Fund, also a series of the Registrant.

Please direct any questions concerning the filing to undersigned at (201) 685-6221 or Thomas_Humbert@nylim.com.

Very truly yours,

/s/ Thomas C. Humbert, Jr.

Thomas C. Humbert, Jr.

Assistant Secretary